Exhibit 99.1
TRANSALTA CORPORATION
(the “Corporation”)
Annual and Special Meeting of Shareholders
(the “Meeting”)
April 24, 2025
REPORT OF VOTING RESULTS
NI 51-102 – Continuous Disclosure Obligations, Section 11.3
Matters Voted Upon
The total number of common shares represented by shareholders present at the Meeting and by proxy was 188,962,557 representing 63.43% of the Corporation’s outstanding common shares.

1.Election of Directors
The 11 director nominees proposed by management were elected. The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Against	Per cent
Brian Baker	185,156,967	99.63	680,871	0.37
John P. Dielwart	184,711,189	99.39	1,126,649	0.61
Alan J. Fohrer	183,827,004	98.92	2,010,834	1.08
Laura W. Folse	183,557,637	98.77	2,280,201	1.23
John H. Kousinioris	184,917,419	99.50	920,419	0.50
Candace J. MacGibbon	185,275,486	99.70	562,352	0.30
Thomas M. O’Flynn	169,353,529	91.13	16,484,309	8.87
Bryan D. Pinney	184,445,303	99.25	1,392,535	0.75
James Reid	185,232,712	99.67	605,126	0.33
Manjit K. Sharma	185,215,308	99.67	622,530	0.33
Sandra R. Sharman	183,128,129	98.54	2,709,709	1.46
2.Appointment of Auditors
The appointment of Ernst & Young LLP to serve as the auditors for 2025 was approved. The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
182,794,376	96.74	6,167,467	3.26

3.Advisory Vote on Executive Compensation
The non-binding advisory vote to accept the Corporation's approach to executive compensation was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
183,790,462	98.90	2,047,376	1.10
4.Continuation of Amended and Restated Shareholder Rights Plan
The resolution approving continuation of the Corporation’s Amended and Restated Shareholder Rights Plan was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
181,082,371	97.44	4,754,201	2.56

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